UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (“Bradesco”) offers clarifications to its shareholders and the overall market requested by Corporate Relations Superintendence of the Brazilian Securities and Exchange Commission (“CVM”), through Official Letter No. 202/2023/CVM/SEP/GEA-1, issued on June 23, 2023 (“Letter”).

The Letter refers to the news published on June 23, 2023, in the “Valor Invest” section of the “Valor Econômico” newspaper under the title: “Bradesco and BV set up Tivio management, that is born with R$ 42 billions”, which includes the following statements:

“Almost ten months after announcing the partnership, Bradesco and BV constitute a new management, Tivio Capital – the name is a neologism of the word “active”. In order to lead Tivio, which is born with about R$ 42 billion under management and R$ 22 billion of custody in the wealth management, they hired Christian Egan, who acted at Pactual, Credit Suisse and Itaú group, where he held for almost 17 years and quitted at the end of 2020.”

Bradesco clarifies that, on 8.24.2022, released to the market on a strategic partnership with Banco Votorantim S.A. (“Banco BV”) for the constitution of an independent wealth management. This partnership was achieved through the acquisition, by Bradesco, of 51% of the capital stock of BV DTVM S.A. (“BV DTVM”), transaction that was concluded on 2.28.2023, as Notice to the Market disclosed on the same date.

BV DTVM shall be the independent wealth management of the parties BV Bank and Bradesco, and, for that matter, will have (i) its corporate name changed for Tivio Capital DTVM S.A.; and (ii) a new CEO, hired on the market, Mr. Christian George Egan, as Notice to the Market disclosed on 6.22.2023.

According to the above, Bradesco understands that the information that is subject of the Notice to the Market of 6.22.2023 does not fit as a Material Fact, pursuant the provisions of CVM Resolution No. 44/21.

Cidade de Deus, Osasco, SP, June 26, 2023.

Banco Bradesco S.A.

Carlos Wagner Firetti

Investor Relations Officer

“Official Letter No. 202/2023/CVM/SEP/GEA-1

Rio de Janeiro, June 23, 2023.

To Mr.

CARLOS WAGNER FIRETTI

Investor Relations Officer of

BANCO BRADESCO S.A.

Nucleo Cidade de Deus, sem nº, Vila Yara

Osasco - SP

CEP (Postal Code): 06029-900

Email: diretoria_ri@bradesco.com.br

c/c: emissores@b3.com.br

Subject: Request for clarification on a news item

Mr. Officer,

1. We refer to the news item published on this date, in the “Valor Invest” section of the “Valor Econômico” newspaper under the title: “Bradesco and BV set up Tivio management, that is born with R$ 42 billions”, which includes the following statements:

Almost ten months after announcing the partnership, Bradesco and BV constitute now a new management, Tivio Capital – the name is a neologism of the word “active”. In order to lead Tivio, which is born with about R$ 42 billion under management and R$ 22 billion of custody in the wealth management, they hired Christian Egan, who acted at Pactual, Credit Suisse and Itaú group, where he held for almost 17 years and quitted at the end of 2020.

2. In view of the above, we request that you clarify whether the information in question is true, and if so, explain the reasons why you believe it is not a material fact, as well as comment on other information deemed relevant to the issue.

3. It is worth pointing out that pursuant to Article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, the stock exchange and the entity responsible for the organized over-the-counter market in which the Company’s securities are traded, of any act or material fact related to the Company’s business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which said securities are traded.

4. The Company’s response should be submitted through the Sistema Empresa.NET, category “Notice to the Market”, type “Clarification on CVM/B3 questioning”, subject “News Published in the Media”, which should include the transcription of this letter. Compliance with this request for a statement through a Notice to the Market does not exempt any investigation of responsibility for the non-timely disclosure of a Material Fact, under the terms of CVM Resolution 44/21.

5. We caution that, as determined by the Corporate Relations Superintendence, in compliance with its legal duties and, based on clause II of Article 9 of Law 6,385/76 and CVM Resolution No. 47/21, a punitive fine in the amount of R$1,000.00 (one thousand reais) will be applied, notwithstanding other administrative sanctions, for non-compliance with the requirement contained in this official letter, sent exclusively by email, until June 26, 2023.

Sincerely,

Document electronically signed by Nilza Maria Silva de Oliveira, Gerente, on June 23, 2023, at 10:28 a.m., based on Art. 6 of Decree No 8,539, of October 8, 2015.

This document's authenticity can be verified by accessing https://super.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 1809671 and the "Código CRC" 7EC85E4B.

Reference: Case No. 19957.007458/2023-13 Document SEI No. 1809671”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.